

BD 3/9

IES
GE COMMISSION
. 20549

09059427

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robbins Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 West Bryn Mawr
(No. and Street)

Chicago (City) IL (State) 60631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Frank 773/714-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flax and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2200 Bou.terse Street (Address) Park Ridge, (City) IL (State) 60068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/16

OATH OR AFFIRMATION

I, Charles Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robbins Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title


OFFICIAL SEAL
MARCY KRUPICKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-28-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Robbins Securities, Inc. [13]

SEC FILE NO.: 8-52972 [14]

FIRM I.D. NO.: 104982 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

8700 West Bryn Mawr [20]
(No. and Street)

Chicago [21] Illinois [22] 60631 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Frank [30]

(Area Code) — Telephone No.

773/714-8900 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of February 2009

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Flax and Company, P.C. [70]

ADDRESS

2200 Bouterse Street [71]	Park Ridge [72]	Illinois [73]	60068 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

ROBBINS SECURITIES, INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

FLAX AND COMPANY, P.C.

ACCOUNTING AND CONSULTING

2200 BOUTERSE AVENUE
PARK RIDGE, ILLINOIS 60068

telephone: 847.696.4888
facsimile: 847.696.1546

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

Independent Auditors' Report

We have audited the accompanying statements on pages 3-12 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. (an Illinois S corporation) as of December 31, 2008 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 3-10 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of Robbins Securities, Inc. as of December 31, 2008 and for the year then ended in conformity with U.S. generally accepted accounting principles.



FLAX AND COMPANY, P.C.
Park Ridge, Illinois
February 23, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc. | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-52972 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 7,000 [200]		$ 7,000 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	12,460 [300]	$ 888 [550]	13,348 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 19,460 [540]	$ 888 [740]	$ 20,348 [940]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc. as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	7,963 [1205]	[1385]	7,963 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 7,963 [1230]	$ -0- [1450]	$ 7,963 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		-0- [1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		10,000 [1793]
D. Retained earnings		1,385 [1794]
E. Total		12,385 [1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 12,385 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 20,348 [1810]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 12,385	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] (-0-)	3490
3.	Total ownership equity qualified for Net Capital			12,385	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 888	3540		
	B. Secured demand note delinquency	-0-	3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-0-	3600		
	D. Other deductions and/or charges	-0-	3610	(888)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -0-	3660		
	B. Subordinated securities borrowings	-0-	3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18] -0-	3735		
	2. Debt securities	-0-	3733		
	3. Options	-0-	3730		
	4. Other securities	-0-	3734		
	D. Undue Concentration	-0-	3650		
	E. Other (List)	-0-	3736	(-0-)	3740
10.	Net Capital			$ 11,497	3750

[30]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line ~~19~~ 18)	$ 531	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 6,497	3770
15. Excess net capital at 1000% (line 10 less 10% of line ~~19~~ 18) 22	$ 10,701	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 7,963	3790
17. Add:				
A. Drafts for immediate credit 21	$ -0-	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -0-	3810		
C. Other unrecorded amounts (List)	$ -0-	3820	$ -0-	3830
18. Total aggregate indebtedness			$ 7,963	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% .69	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$ N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$ N/A	3760
24. Excess capital (line 10 less 23)	$ N/A	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc.

For the period (MMDDYY) from 24 1/1/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item			Amount	Code
REVENUE				
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$		3935
b. Commissions on listed option transactions		25		3938
c. All other securities commissions			157,137	3939
d. Total securities commissions			157,137	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups		26		3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue Interest			6,267	3995
9. Total revenue		$	163,404	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers			105,336	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			15,909	4195
15. Other expenses Trade error A/C 5,963; Admin fees 36,875			42,838	4100
16. Total expenses		$	164,083	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(679)	4210
18. Provision for Federal income taxes (for parent only)		28	-0-	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			-0-	4222
a. After Federal income taxes of	4338			
20. Extraordinary gains (losses)			-0-	4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(679)	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	1,537	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc.

For the period (MMDDYY) from 1/1/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 13,064	4240
A. Net income (loss)			(679)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 12,385	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ -0-	4300
A. Increases		-0-	4310
B. Decreases		-0-	4320
4. Balance, end of period (From item 3520)		$ -0-	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Robbins Securities, Inc. as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 8-26740 Nat'l Finl Svc LLC;8-47943 Terra Nova Trading, LLC [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 -0- [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Loss	($ 679)
Adjustments to Reconcile Net Income or (Loss) to Net Cash Provided or (Used) by Operating Activities:	
(Increase) Decrease in Operating Assets:	
Receivable from Brokers or Dealers	8,066
Increase (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(7,387)
Net Cash (Used) by Operating Activities	-
Cash and Cash Equivalents, Beginning of Year	7,000
Cash and Cash Equivalents, End of Year	$ 7,000

Supplemental Disclosures

1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid no interest expense during the year ended December 31, 2008.
3. The Company paid no income taxes during the year ended December 31, 2008.

The accompanying notes are an integral part of these financial statements

NOTE A – ORGANIZATION

Robbins Securities, Inc., was incorporated in the state of Illinois in 1993. The corporation remained inactive until September 1, 2000 and began its operations as a registered securities dealer engaged in securities transactions during 2001.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Securities

All customer transactions are cleared through other broker-dealers. As a non-carrying, non-clearing dealer, the Corporation maintains no custody of any customer securities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

NOTE C - INCOME TAXES

The Corporation's sole shareholder made an election under Internal Revenue Code section 1362, effective as of January 1, 2001, to be an S-corporation. As such, the shareholder is taxed on all the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

NOTE D – COMMON STOCK

The Corporation is authorized to issue 1,000,000 shares of common stock at no par value per share. At December 31, 2008, 1,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the NASD, and as such, is required to maintain a net capital of $5,000. Net capital of the corporation at December 31, 2008 was $ 11,497. The minimum capital requirements may effectively restrict the withdrawal of corporation equity.

ROBBINS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE F – RELATED PARTIES

The Corporation's 100% shareholder is also a 100% owner in both Riverside Futures, Inc. and Robbins Trading Company. Riverside Futures, Inc. is a C-corporation incorporated in the state of Illinois; Robbins Trading Company is an S-corporation incorporated in the state of Illinois.

Riverside Futures, Inc., by agreement dated May 13, 2001 with Robbins Securities, Inc., has agreed to provide administrative staff support to Robbins Securities, Inc. Furthermore, Riverside Future, Inc. agreed to pay variable costs of Robbins Securities, Inc., including the cost of utilities and telephone service. Administrative fees paid to Riverside Futures for the year ended December 31, 2008 were $36,440.

At December 31, 2008, there are no balances due to or from any of the related parties.

NOTE G – CREDIT RISK – COUNTERPARTY OBLIGATIONS

As a registered securities dealer, the Corporation is engaged in various securities transactions servicing a diverse group of individual investors. In addition, all of the Corporation's transactions are cleared through other brokers and dealers. The Corporation's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatility in trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by counterparties. The Corporation monitors its risk and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

NOTE H – AUDITED NET CAPITAL COMPUTATION

Audited Net Capital at December 31, 2008 was $11,497

This amount is in agreement with the Annual Audited Focus Report for the year ended December 31, 2008.

SUPPLEMENTAL INFORMATION

<u>AUDITORS' REPORT ON INTERNAL CONTROL</u>

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. as of December 31, 2008 and for the year then ended, and have issued our report thereon dated February 23, 2009.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under those standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the corporation's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing an extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 23, 2009 on such financial statements.



Flax and Company, P.C.

February 23, 2009

ROBBINS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008